

Mail Stop 3233

November 9, 2017

Via e-mail
John J. Dee
Chief Financial Officer
Pillarstone Capital REIT
2600 South Gessner, Suite 555
Houston, TX 77063

> **Re:** **Pillarstone Capital REIT**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 22, 2017**
> **File No. 001-15409**

Dear Mr. Dee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Condensed Consolidated Financial Statements

Note 5. Equity Method Investment, page F-10

1.  We note from your disclosure that you determined that you are not the primary beneficiary of Pillarstone OP as of December 31, 2016 and account for the investment under the equity method of accounting. Please provide us with your detailed analysis of how you determined that you are not the primary beneficiary and thus account for the investment under the equity method. Please cite the applicable guidance in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Accountant
Office of Real Estate
& Commodities